Media Release

Rio Tinto delivers underlying earnings1 of $9.3 billion and announces a 12 per cent increase in full year dividend and a $2.0 billion share buy-back

12 February 2015

Rio Tinto chief executive Sam Walsh said “Last year, we made a clear commitment to materially increase cash returns to our shareholders. We have delivered this today through a 12 per cent increase in our full year dividend and a proposed $2.0 billion share buy-back. These represent a total cash return to shareholders, in respect of 2014, of almost $6.0 billion.

“Our continued financial and operating discipline enabled us to offset much of the impact of lower commodity prices in 2014. By increasing volumes and reducing costs, we achieved underlying earnings of $9.3 billion and we were able to maintain our EBITDA margin2 at 39 per cent. Free cash flow was assisted by a further reduction in capital expenditure3 and a successful programme to release working capital. As a consequence, we have reduced net debt4 by $5.6 billion to $12.5 billion.

“I would like to thank our 62,000 colleagues for their contribution to these excellent results. Decisive early action throughout the Group delivered the strong balance sheet, which enables us to announce today’s additional material cash return to shareholders.

“With lower commodity prices and uncertain global economic trends, the operating environment remains tough. However, in these conditions Rio Tinto’s qualities and competitive advantages deliver superior value. Our combination of world-class assets, disciplined capital allocation, balance sheet strength, operating and commercial excellence, and a culture of safety and integrity gives me confidence in our ability to continue to generate sustainable returns for our shareholders.”

Year to 31 December	2014	2013	Change
Underlying earnings[1] (US$ millions)	9,305	10,217	-9%
Net earnings[1] (US$ millions)	6,527	3,665	+78%
Net cash generated from operating activities (US$ millions)	14,286	15,078	-5%
Capital expenditure[3] (US$ millions)	8,162	13,001	-37%
Underlying earnings per share (US cents)	503.4	553.1	-9%
Basic earnings per share (US cents)	353.1	198.4	+78%
Ordinary dividends per share (US cents)	215.0	192.0	+12%

At 31 December	2014	2013	Change
Net debt[4] (US$ millions)	12,495	18,055	-31%
Gearing ratio[5]	19%	25%	-6%

The financial results are prepared in accordance with IFRS and are unaudited.

1Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here to provide greater understanding of the underlying business performance of the Group’s operations. Net and underlying earnings relate to profit attributable to the owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 44.

2EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 10 where it is reconciled to Profit on ordinary activities before finance items and taxation.

3Capital expenditure is presented gross, before taking into account any disposals of property, plant and equipment.

4Net debt is defined and reconciled to the balance sheet on page 38.

5Gearing ratio is defined as net debt divided by the sum of net debt and Total equity at each period end.

2014 results demonstrate clear delivery against our commitments

Revenues and earnings

–	Consolidated sales revenues of $47.7 billion, as a $5.4 billion (pre-tax) decline in pricing was partially offset by $3.0 billion from higher volumes.
–	EBITDA margin at 39 per cent, unchanged from 2013, with volume gains and cost improvements offsetting the impact of lower prices.
–	Achieved underlying earnings of $9.3 billion, nine per cent lower than 2013 despite the $4.1 billion (post-tax) impact of lower prices.
–	Underlying earnings per share were 503.4 US cents.
–	Net earnings of $6.5 billion reflect non-cash exchange rate losses of $1.9 billion, a $0.4 billion charge following the repeal of the Minerals Resource Rent Tax (MRRT) and other charges of $0.5 billion. An impairment charge of $1.2 billion mainly related to the Kitimat project as reported at the half year was mostly offset by a reversal of $1.0 billion in the second half of 2014 related to an uplift in carrying value for the Pacific Aluminium business.

Production

–	Set production records for iron ore and Hunter Valley thermal coal, and delivered a strong operational performance in bauxite, copper and aluminium.

Cash flow and balance sheet

–	Achieved $4.8 billion of sustainable operating cash cost improvements and exploration and evaluation savings since 2012, of which $1.5 billion were in 2014.
–	Generated net cash from operating activities of $14.3 billion, including working capital improvements of $1.5 billion principally from lower inventories and lower receivables.
–	Reduced capital expenditure by $4.8 billion to $8.2 billion in 2014, reflecting completion of existing major projects and continued capital discipline.
–	Decreased net debt by $5.6 billion in 2014 to $12.5 billion at 31 December 2014, with gearing of 19 per cent. This compares with $18.1 billion and 25 per cent gearing at 31 December 2013.

Capital returns

–	Increased full year dividend by 12 per cent to 215 US cents per share.
–	Proposed capital return of US$2.0 billion comprises a targeted A$500 million (c. US$0.4 billion) off-market share buy-back tender of Rio Tinto Limited shares and the balance of approximately US$1.6 billion for an on-market buy-back of Rio Tinto plc shares.
–	These represent a total cash return to shareholders, in respect of 2014, of almost $6.0 billion, an increase of approximately 64 per cent on 2013.
–	Post the $2.0 billion share buy-back, the proforma gearing ratio at 31 December 2014 increases to 21 per cent.

2015 guidance

–	Retain tight capital discipline with a focus on cash generation and sustainable returns.
▪	Further cash cost improvements of $750 million expected to be realised in 2015.
▪	Capital expenditure is expected to decline to less than $7.0 billion in 2015 and remain at around $7.0 billion in 2016 and 2017.

Underlying EBITDA and underlying earnings by product group

	2014 US$m	2013 US$m	Change US$m	Change %
Underlying EBITDA[1]
Iron ore	14,244	17,442	(3,198)	-18%
Aluminium	2,930	1,894	1,036	+55%
Copper	2,336	1,750	586	+33%
Energy	251	906	(655)	-72%
Diamonds & Minerals	1,144	1,085	59	+5%
Other operations/other items/exploration	(1,240)	(1,568)	328	-21%
	19,665	21,509	(1,844)	-9%

Underlying earnings
Iron ore	8,107	9,858	(1,751)	-18%
Aluminium	1,248	557	691	+124%
Copper	912	821	91	+11%
Energy	(210)	33	(243)	na
Diamonds & Minerals	401	350	51	+15%
Other operations/other items/exploration/interest	(1,153)	(1,398)	245	-18%
	9,305	10,217	(912)	-9%

1Underlying EBITDA excludes the same items that are excluded in arriving at Underlying earnings. See page 10 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.

Economy and commodities

Context

Economic growth is likely to remain modest and the market volatility seen at the start of the year suggests that 2015 will be challenging, with a continuation of the current industry-wide margin compression. Some relief for our businesses is expected from the decline in the oil price and the weaker Canadian and Australian currencies, but this may delay the exit of unprofitable producers. It is also likely that the industry will continue to reduce capital budgets and focus on productivity, costs and margins.

The mining industry is adjusting to a new phase of economic development in China, which is likely to result in lower price levels compared with those seen during China’s years of capital intensive growth. Nevertheless, the structure of the commodity cost curves should result in margins for low-cost producers remaining above the average levels seen before the commodity-intensive phase of China’s growth started just over a decade ago.

Global economy

Global GDP in 2014 grew by just over three per cent in line with the previous two years, and similar levels are expected in 2015.

Increasing divergence within OECD economies is contributing to financial volatility. US markets have shifted their attention towards the timing of the first interest rate hike since the financial crisis in 2008. In contrast, Europe and Japan are focused on Quantitative Easing to stimulate growth and counter the growing risk of deflation.

Chinese GDP grew by 7.4 per cent in 2014, just below target, and we expect it to slow further to around 7 per cent in 2015.

This subdued global macro environment, combined with strong supply, resulted in significant downturns for most commodity prices in 2014 and into 2015.

Commodities

Chinese crude steel production increased to around 830 million tonnes per annum (Mt/a) in 2014, supported by stronger export levels; growth of just over one per cent per annum is required for China to reach 1 billion tonnes of crude steel production towards 2030, when China’s urbanisation rate is expected to reach 70 per cent. In 2014 China’s population was approximately 54 per cent urbanised.

Prices for iron ore nearly halved between the start and end of 2014, causing around 125 million tonnes of high cost production from China and non-traditional seaborne suppliers to exit the market in 2014, with further exits anticipated in 2015.

In copper, despite a stronger ramp-up in new mine supply, low reported inventories moderated the price decline in 2014. However, renewed financial market volatility and concerns over near-term demand have weighed on sentiment and pushed copper prices below 2014 support levels so far in 2015.

Aluminium was one of the few commodities to see an increase in prices in 2014, supported in particular by rising regional premiums driven by market deficits outside China. Most regional markets are expected to remain relatively tight while new capacity continues to come onstream in western China.

Indonesia’s bauxite ore export ban remained in place throughout 2014, resulting in higher Chinese demand for alumina and bauxite from alternative sources. Lower bauxite inventories in China should support imports into China of Australian bauxite in 2015.

Thermal and metallurgical coal prices continued on a declining trend in 2014, reaching five and seven year lows, respectively. Production has been slow to react to the new price environment, in particular in China where State Owned Enterprises account for a large share of output, which, combined with further cost reductions across the industry, led to lower prices.

Prices in the titanium dioxide market remained under pressure throughout 2014 as the industry continues to absorb feedstock inventories from the previous period of high prices.

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Year ended 31 December	2014 US$m	2013 US$m
Underlying earnings	9,305	10,217
Items excluded from underlying earnings
Impairment charges	(1,187)	(3,428)
Impairment reversals	1,049	-
Net (losses)/gains on consolidation and disposal of interests in businesses	(349)	847
Exchange (losses) on debt / mark-to-market derivatives	(1,850)	(2,731)
Write-off of deferred tax asset following the MRRT repeal	(362)	-
Gain on disposal of the Group’s St James’s Square properties	356	-
Restructuring costs including global headcount reduction	(82)	(367)
Write-off of deferred stripping costs and other assets at Kennecott Utah Copper (KUC)	-	(283)
Adjustments to Clermont and Blair Athol following reclassification to disposal groups held for sale	-	(173)
Other excluded items	(353)	(417)
Net earnings	6,527	3,665

Explanation on excluded items is given on page 7. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on page 44.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2013	10,217	3,665
Prices	(4,146)
Exchange rates	691
Volumes	1,431
General inflation and energy	(251)
Lower cash costs (pre-tax $1,328m)	958
Lower exploration and evaluation costs	217
Tax / non-cash / interest / other	188
Total changes in underlying earnings	(912)	(912)
Decrease in impairment charges, net of reversals		3,290
Movement in gains and losses on consolidation and disposal of interests in businesses		(1,196)
Movement in exchange differences and gains on debt and derivatives		881
Lower restructuring costs		285
Absence of KUC deferred stripping write-off		283
Other movements		231
2014	9,305	6,527

Prices

The effect of price movements on all major commodities in 2014 was to decrease underlying earnings by $4,146 million compared with 2013. A table of prices and exchange rates is included on page 43.

The average Platts price for 62 per cent iron Pilbara fines was 30 per cent lower on average compared with 2013 while hard coking coal benchmark prices were 21 per cent lower and thermal coal spot prices averaged 17 per cent lower. Average copper and gold prices were down seven and ten per cent, respectively, while London Metal Exchange (LME) aluminium prices averaged one per cent higher.

Exchange rates

Compared with 2013, the US dollar, on average, strengthened by seven per cent against both the Australian and Canadian dollars and by 12 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2013 by $691 million.

Volumes

Volumes enhanced earnings by $1,431 million compared with 2013. These were achieved primarily in iron ore, where a new annual sales volume record was achieved following the increase in capacity at the Pilbara ports and mines and productivity improvements. Volumes also rose in copper, from the recovery at Kennecott Utah Copper, in line with higher ore grades and increased throughput, and at Oyu Tolgoi as shipments outpaced production.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and has now achieved $4.8 billion pre-tax ($3.3 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2014, the Group realised $1.5 billion pre-tax ($1.2 billion post tax) in operating cash cost savings and reductions in exploration and evaluation spend. This was in addition to the $3.3 billion pre-tax ($2.1 billion post-tax) achieved in 2013.

The Group continued to refine its exploration and evaluation spend, building on the savings achieved in 2013 whilst progressing the highest priority projects. In 2014, approximately 33 per cent of this expenditure was incurred by the Copper group, five per cent by Iron Ore, 18 per cent by Energy, 15 per cent by Diamonds & Minerals, one per cent by Aluminium and 28 per cent by central exploration on greenfield programmes.

Tax / non-cash / interest / other

The 2014 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 28 per cent compared with 35 per cent in 2013. The lower rate was primarily attributable to the repeal of MRRT in the second half of 2014. The Group expects an underlying effective tax rate of approximately 30 per cent in 2015.

The Group interest charge was $81 million lower than in 2013, mainly reflecting the reduction in net debt during 2014.

In 2013 there was a $128 million charge to earnings from an iron ore royalty payable to joint venture partners following a court decision. There was no such charge in 2014.

Items excluded from underlying earnings

Total net impairment charges of $138 million were recognised in 2014. At 30 June 2014, the Kitimat assets were impaired by $800 million (net of tax) as a result of further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project. First production from the Kitimat Modernisation Project is expected towards the end of the first half of 2015.

An impairment reversal of $1,049 million (net of tax) was recorded in the second half of the year against some of the assets of the Pacific Aluminium business where the recoverable amount increased due to significant cost improvements and high regional market and product premiums.

Net losses on disposal of interests in businesses of $349 million arose from the sale of the Group’s interests in Rio Tinto Coal Mozambique (RTCM), the Alucam smelter in Cameroon and adjustments in respect to contractual obligations which remain with the Group following the sale of the Group’s interest in the Clermont Joint Venture.

Non-cash exchange and derivative losses of $1,850 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. The exchange losses are largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore unaffected.

MRRT was repealed in the second half of 2014: as a result, the Group wrote off a net deferred tax asset of $362 million.

In December 2014, the Group completed the disposal of its properties in St James’s Square, London and realised a net gain of $356 million.

In 2013, an after tax impairment charge of $3,428 million was recognised, of which $1,565 million related to the impairment of a previous non-cash accounting uplift on first consolidation of certain assets of Turquoise Hill (including Oyu Tolgoi), $1,293 million related to the Group‘s aluminium businesses and $470 million related to RTCM.

In 2013, net gains on consolidation and disposal of interests in businesses of $847 million related principally to gains on the disposals of Constellium and Northparkes.

In April 2013, the Kennecott Utah Copper mine experienced a slide along a geological fault line of its north-eastern wall. Charges of $283 million were excluded from underlying earnings in 2013 primarily comprising the write-off of certain deferred stripping assets and damaged equipment.

Cash flow

Net cash generated from operating activities was $14.3 billion, five per cent lower than 2013, mainly reflecting the impact of lower prices, partially offset by higher volumes, cash cost improvements and favourable current working capital movements. Dividends from equity accounted units were $0.3 billion lower, mainly related to Escondida. Tax payments in 2014 of $3.6 billion were consistent with 2013.

Purchase of property, plant and equipment and intangible assets declined by $4.8 billion or 37 per cent to $8.2 billion in 2014, following the completion of five major capital projects in 2013 (Pilbara iron ore infrastructure expansion to 290 Mt/a, Oyu Tolgoi copper/gold mine, AP60 aluminium smelter, Kestrel coking coal mine and Argyle underground diamond mine). Ongoing capital projects include the second phase expansion of the Pilbara iron ore infrastructure to 360 Mt/a, due to come on-stream at the end of the first half of 2015, and the modernisation of the Kitimat aluminium smelter in British Columbia, where first production is expected towards the end of the first half of 2015.

Other investing cash inflows of $741 million in 2014 primarily related to the disposal of the St James’s Square properties.

Net proceeds from the disposal of subsidiaries, joint ventures and associates of $0.9 billion in 2014 mainly reflect the sale of the Group’s interests in the Clermont thermal coal mine which completed on 29 May 2014.

Dividends paid in 2014 of $3.7 billion reflect the 15 per cent increase in the 2013 final dividend paid in April 2014 and the 2014 interim dividend paid in September 2014.

Proceeds from issue of equity to holders of non-controlling interests of $1.3 billion in 2014 mainly related to the Turquoise Hill rights offering.

Balance sheet

Net debt (see page 38) decreased from $18.1 billion at 31 December 2013 to $12.5 billion at 31 December 2014 as operating cash inflows and proceeds from divestments and the Turquoise Hill rights offering more than compensated for the outflows relating to capital expenditure and the increase in the dividend. Net debt to total capital was 19 per cent at 31 December 2014 (31 December 2013: 25 per cent) and interest cover was 13 times, unchanged from 2013.

Adjusted total borrowings at 31 December 2014 were $24.9 billion. The weighted average cost of total borrowings was approximately four per cent and the weighted average maturity was around eight years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $3.3 billion. At 31 December 2014, approximately three quarters of Rio Tinto’s total borrowings were at fixed interest rates.

In 2014, the group repaid a net $3.0 billion of borrowings including the maturity of $2.5 billion of bonds and $0.2 billion of commercial paper.

Cash and cash equivalents at 31 December 2014 were $12.4 billion (31 December 2013: $10.2 billion). The Group has $1.75 billion of borrowings due to mature in 2015 which it expects to repay from cash.

Profit for the period

Net earnings and underlying earnings, which are the focus of the commentary in this report, refer to amounts attributable to owners of Rio Tinto. Net earnings attributable to the owners of Rio Tinto in 2014 totalled $6,527 million (2013: $3,665 million). The Group recorded a profit in 2014 of $6,499 million (2013: $1,079 million) of which a loss of $28 million (2013: loss of $2,586 million) was attributable to non-controlling interests.

Dividends

The aim of Rio Tinto's progressive dividend policy is to maintain or increase the US dollar value of ordinary dividends per share. The rate of the total dividend, in US dollars per share, is determined taking into account the results for the past year and the outlook. The interim dividend is set at one half of the total dividend per share for the previous year.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 10 February 2015 (the latest practicable date prior to the declaration of the dividend).

Ordinary dividend per share	2014	2013
Rio Tinto Group
Interim (US cents)	96.00	83.50
Final (US cents)	119.00	108.50
Total dividend (US cents)	215.00	192.00
Rio Tinto plc
Interim (UK pence)	56.90	54.28
Final (UK pence)	77.98	65.82
Total dividend (UK pence)	134.88	120.10
Rio Tinto Limited
Interim (Australian cents)	103.09	93.00
Final (Australian cents)	152.98	120.14
Total dividend (Australian cents)	256.07	213.14

Rio Tinto Limited shareholders will be paid dividends which are fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

Dividends will be paid on 9 April 2015 to holders of ordinary shares and ADRs on the register at the close of business on 6 March 2015. The ex-dividend date for Rio Tinto Limited and Rio Tinto ADR shareholders will be 4 March 2015 and the ex-dividend date for Rio Tinto plc shareholders will be 5 March 2015.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five business days prior to the dividend payment date. Currency elections must be registered by 17 March 2015 for Rio Tinto plc and Rio Tinto Limited shareholders.

ADR shareholders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 31 March 2015. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans for Rio Tinto plc and Rio Tinto Limited shareholders is 17 March 2015. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at the prevailing market price. There is no discount available.

Rio Tinto financial information by business unit

		Gross revenue (a)		EBITDA (b)		Net earnings (c)
For the year ended 31 December	Rio Tinto interest %	2014 US$m	2013 US$m	2014 US$m	2013 US$m	2014 US$m	2013 US$m
Iron Ore
Pilbara	(d)	21,482	23,633	13,701	16,511	7,956	9,568
Iron Ore Company of Canada	58.7	1,696	2,258	516	927	144	305
Product group operations		23,178	25,891	14,217	17,438	8,100	9,873
Evaluation projects/other		103	103	27	4	7	(15)
		23,281	25,994	14,244	17,442	8,107	9,858
Aluminium	(e)
Bauxite		1,956	2,012	752	765	429	377
Alumina		2,158	2,090	(54)	(226)	(209)	(265)
Intrasegment		(834)	(739)
Bauxite & Alumina		3,280	3,363	698	539	220	112
Primary Metal		5,867	5,771	1,604	976	629	200
Pacific Aluminium		2,483	2,348	524	252	291	126
Intersegment & Other		(2,087)	(2,087)	(43)	8	(6)	15
Integrated Operations		9,543	9,395	2,783	1,775	1,134	453
Other Product Group Items		2,373	2,866	36	32	26	28
Product group operations		11,916	12,261	2,819	1,807	1,160	481
Evaluation projects/other		207	202	111	87	88	76
		12,123	12,463	2,930	1,894	1,248	557
Copper
Kennecott Utah Copper	100.0	2,186	2,194	958	840	523	428
Escondida	30.0	2,282	2,566	1,292	1,453	612	777
Grasberg joint venture	(f)	49	39	6	2	(17)	(21)
Oyu Tolgoi	(g)	1,736	55	401	(225)	(14)	(90)
Palabora	(h)	–	526	–	105	–	42
Northparkes	(h)	–	351	–	227	–	141
Product group operations		6,253	5,731	2,657	2,402	1,104	1,277
Evaluation projects/other		29	185	(321)	(652)	(192)	(456)
		6,282	5,916	2,336	1,750	912	821
Energy
Rio Tinto Coal Australia	(i)	3,560	4,413	450	1,041	21	367
Rio Tinto Coal Mozambique	(j)	59	88	(96)	(114)	(93)	(142)
Rössing	68.6	221	309	10	44	(7)	4
Energy Resources of Australia	68.4	345	339	(97)	67	(119)	(95)
Product group operations		4,185	5,149	267	1,038	(198)	134
Evaluation projects/other		123	305	(16)	(132)	(12)	(101)
		4,308	5,454	251	906	(210)	33
Diamonds and Minerals
Diamonds	(k)	901	852	315	257	104	53
Rio Tinto Iron & Titanium	(l)	2,168	2,251	689	728	248	264
Rio Tinto Minerals		675	657	212	205	121	131
Dampier Salt	68.4	398	404	67	43	18	7
Product group operations		4,142	4,164	1,283	1,233	491	455
Simandou iron ore project		–	–	(97)	(71)	(55)	(43)
Evaluation projects/other		8	29	(42)	(77)	(35)	(62)
		4,150	4,193	1,144	1,085	401	350
Other Operations	(m)	241	1,761	(291)	(401)	(243)	(281)
Intersegment transactions		(344)	(1,182)	–	(4)	–	(4)
Product Group Total		50,041	54,599	20,614	22,672	10,215	11,334
Other items				(755)	(995)	(593)	(730)
Exploration and evaluation				(194)	(168)	(156)	(145)
Net interest						(161)	(242)
Underlying EBITDA/earnings				19,665	21,509	9,305	10,217
Items excluded from underlying EBITDA/earnings		–	(24)	(825)	(556)	(2,778)	(6,552)
EBITDA/net earnings				18,840	20,953	6,527	3,665
Reconciliation to Group income statement
Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales		(2,377)	(3,404)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation				(4,828)	(4,470)
Impairment charges				(221)	(7,545)
Depreciation & amortisation in equity accounted units				(472)	(401)
Taxation and finance items in equity accounted units				(759)	(625)
Consolidated sales revenue/Profit on ordinary activities before finance items and tax		47,664	51,171	12,560	7,912

Rio Tinto financial information by business unit (continued)

	Rio Tinto interest %	Capital expenditure (n)		Depreciation & amortisation		Operating assets (o)
		for the year ended 31 December		for the year ended 31 December		as at 31 December
		2014 US$m	2013 US$m	2014 US$m	2013 US$m	2014 US$m	2013 US$m
Iron Ore
Pilbara	(d)	4,038	6,480	1,789	1,461	19,524	19,498
Iron Ore Company of Canada	58.7	173	334	164	166	1,460	1,553
Other		–	–	–	–	3	11
		4,211	6,814	1,953	1,627	20,987	21,062

Aluminium	(e)
Bauxite		122	144	126	130	1,366	1,454
Alumina		166	166	212	232	3,166	3,609
Bauxite & Alumina		288	310	338	362	4,532	5,063
Primary Metal		1,781	1,767	692	666	11,455	12,165
Pacific Aluminium		129	134	135	109	1,421	405
Intersegment and Other		(177)	15	15	14	889	1,181
Integrated Operations		2,021	2,226	1,180	1,151	18,297	18,814

Copper
Kennecott Utah Copper	100.0	642	783	324	296	2,603	2,634
Escondida	30.0	947	947	308	216	2,999	2,524
Grasberg joint venture	(f)	193	176	36	38	878	761
Oyu Tolgoi	(g), (o)	157	749	340	272	4,693	4,863
Palabora	(h)	–	18	–	–	–	–
Northparkes	(h)	–	18	–	25	–	–
Other		19	122	43	115	(592)	1,288
		1,958	2,813	1,051	962	10,581	12,070

Energy
Rio Tinto Coal Australia	(i)	165	547	406	486	3,099	3,945
Rio Tinto Coal Mozambique	(j)	2	32	–	28	7	119
Rössing	68.6	37	47	25	23	65	99
Energy Resources of Australia	68.4	17	106	110	229	66	120
Other		3	–	7	–	557	589
		224	732	548	766	3,794	4,872

Diamonds and Minerals
Diamonds	(k)	148	319	168	168	1,124	1,279
Rio Tinto Iron & Titanium	(l)	185	274	233	264	4,424	4,859
Rio Tinto Minerals		69	115	41	36	650	669
Dampier Salt	68.4	21	28	28	29	193	228
Simandou iron ore project		85	273	14	14	864	808
Other		–	–	–	2	53	57
		508	1,009	484	513	7,308	7,900

Other Operations	(m)	(56)	278	34	67	418	544

Product Group Total		8,866	13,872	5,250	5,086	61,385	65,262

Intersegment transactions						238	276
Net assets of disposal groups held for sale	(p)	–	–	–	–	(48)	771
Other items		(416)	145	82	106	(2,784)	(2,352)
Less: equity accounted units		(1,032)	(1,073)	(472)	(401)
Total		7,418	12,944	4,860	4,791	58,791	63,957
Add back: Proceeds from sale of fixed assets		744	57
Total capital expenditure (excluding proceeds)		8,162	13,001
Less: Net debt						(12,495)	(18,055)
Less: EAU funded balances excluded from net debt						(11)	(16)
Equity attributable to owners of Rio Tinto						46,285	45,886

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Where presentational revisions are made, comparative amounts are adjusted accordingly.

(a)	Includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).
(b)	EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the year. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.
(c)	Represents profit after tax for the period attributable to the owners of Rio Tinto. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.
(d)	Pilbara represents the Group’s 100 percent holding in Hamersley and 65 per cent holding of Robe River Iron Associates. 30 per cent of Robe River Iron Associates is held through a 60 per cent owned subsidiary and therefore the Group's net beneficial interest is 53 per cent.
(e)	Presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities. Following reintegration in 2013, the four aluminium smelters and the Gove bauxite mine previously grouped within Pacific Aluminium in Other Operations are included within the Aluminium group. The Gove alumina refinery is reported within Other Operations.
(f)	Under the terms of a contractual agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)	Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd. which in turn owns 66 per cent of Oyu Tolgoi.
(h)	Rio Tinto completed the divestment of its 57.7 per cent interest in Palabora Mining Company on 31 July 2013 and of its 80 per cent interest in the Northparkes mine on 1 December 2013.
(i)	Includes Rio Tinto's 80 per cent interest in Coal & Allied, through which Rio Tinto holds its beneficial interests in Bengalla, Mount Thorley and Warkworth of 32 per cent, 64 per cent and 44.5 per cent respectively.
(j)	On 7 October 2014, Rio Tinto disposed of its interest in Rio Tinto Coal Mozambique (RTCM), including its interests in the Benga project, a 65:35 joint venture with Tata Steel Limited. Zululand Anthracite Colliery (ZAC), which was retained, is reported within Other Energy.
(k)	Includes Rio Tinto's interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).
(l)	Includes Rio Tinto's interests in Rio Tinto Fer et Titane (RTFT, 100 per cent), QIT Madagascar Minerals (80 per cent) and Richards Bay Minerals (RBM, attributable interest of 74 per cent).
(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery (refer to note e) and Rio Tinto Marine.
(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units.
(o)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies' debt and amounts due to or from Rio Tinto Group companies). In addition, Oyu Tolgoi’s operating assets are shown net of Turquoise Hill’s public shareholders’ interest in intragroup receivables from Oyu Tolgoi, previously shown in Other Copper. Comparative amounts have been adjusted accordingly.
(p)	Comprising Rio Tinto’s interests in the Blair Athol thermal coal mine and assets and liabilities relating to the anticipated disposal of South Gobi Resources Limited. Net assets held for sale at 31 December 2013 comprised the Clermont and Blair Athol thermal coal mines, and ZAC which is no longer reported as held for sale. Amounts are presented after deducting non-controlling interests, including the non-controlling interests’ share of third party net debt and balances owed with Rio Tinto Group subsidiaries.

Review of operations

Iron Ore

	2014	2013	Change
Production (million tonnes – Rio Tinto share)	233.6	209.0	+12%
Production (million tonnes – 100%)	295.4	266.0	+11%
Shipments (million tonnes – Rio Tinto share)	239.9	202.6	+18%
Shipments (million tonnes – 100%)	302.6	259.0	+17%

Gross sales revenue (US$ millions)	23,281	25,994	-10%
Underlying EBITDA (US$ millions)	14,244	17,442	-18%
Underlying earnings (US$ millions)	8,107	9,858	-18%
Net cash generated from operating activities (US$ millions)	10,274	14,008	-27%
Capital expenditure (US$ millions)	4,211	6,814	-38%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Iron Ore group’s underlying earnings of $8,107 million in 2014 were 18 per cent down on 2013. However, record sales volumes in the Pilbara contributed to $1.3 billion of additional earnings in 2014. This, together with cost savings initiatives, a weaker Australian dollar and the absence of a $128 million one-off iron ore royalty payable following a court decision in 2013 partly offset the impact of a lower iron ore price, down 30 per cent on average year on year, reducing earnings by $3.8 billion.

Pre-tax cash cost improvements in the Iron Ore group have now delivered $710 million of savings in 2014 and 2013 compared with the 2012 base. This is reflected in the continued reduction in Pilbara cash unit costs to $19.5 per tonne in 2014, having been $20.4 per tonne in the first half and $18.7 per tonne in the second half of 2014. Based on a US dollar exchange rate of 78 Australian cents and current fuel prices of 67 Australian cents per litre (net of fuel tax credits), fourth quarter 2014 unit cash costs in the Pilbara would have been $17 per tonne.

Gross sales revenues for Pilbara operations of $21,482 million include freight costs of $1,312 million (2013: $927 million).

Net cash generated from operating activities of $10,274 million benefited from a $354 million release of working capital following the drawdown of around 8 million tonnes of iron ore inventories and delivery of broader working capital improvement initiatives.

The 38 per cent decline in capital expenditure reflects the completion of the port and rail element of the 290 Mt/a Pilbara expansion in 2013 and near-completion of the 290 Mt/a mine expansions.

Markets

Record sales of 302.6 million tonnes (Rio Tinto share 239.9 million tonnes) in 2014 were 17 per cent higher than in 2013. Pilbara sales in 2014 exceeded production by around eight million tonnes largely due to the drawdown of stockpiled iron ore inventory built at Pilbara mine sites in previous years to facilitate an accelerated ramp-up of the expanded port and rail facilities to 290 Mt/a.

Approximately 25 per cent of Pilbara sales in 2014 were priced with reference to the prior quarter’s average index lagged by one month. The remainder were priced either on the current quarter average, current month average or on the spot market. Around 55 per cent of 2014 Pilbara sales were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB). Achieved average pricing in 2014 was $84.3 per wet metric tonne on an FOB basis, or $91.6 per dry metric tonne.

Operations

Global production of 295.4 million tonnes (Rio Tinto share 233.6 million tonnes) was an 11 per cent increase year on year. This new annual record was driven by the early completion of the 290 Mt/a expansion project in the first half and increased mine production. Almost 90 per cent of the additional 30 million tonnes produced in 2014 has gone directly into the premium Pilbara Blend, the industry reference for the 62 per cent Fe market.

At Iron Ore Company of Canada (IOC), 2014 pellet production was two per cent higher than in 2013 due to operational efficiency improvements achieved at the pellet plant. The prioritisation of pellet production during the year partially accounts for the 11 per cent lower saleable concentrate production in 2014 against 2013, with the remaining reduction driven by the unusually cold winter experienced in North America in the first quarter and ore quality issues experienced in the fourth quarter.

New projects and growth options

On 13 May 2014, Rio Tinto announced that its Pilbara iron ore system of mines, rail and ports had reached a run rate of 290 Mt/a, two months ahead of schedule.

Infrastructure for the 360 Mt/a expansion is around 80 per cent complete, with all major rail, marine and wharf works in place. Completion of this infrastructure remains on track for delivery by the end of the first half of 2015.

As previously announced, approximately 40 Mt/a of brownfield expansions are underway to feed the expanded infrastructure capacity at an average mine production capital intensity of around $9 per tonne. As a result, production from the Pilbara is expected to be 330 million tonnes (100 per cent basis) in 2015.

The investment decision on the development of the Silvergrass mine, with a capital cost of approximately $1 billion, is not required in 2015.

In May 2014, the full incremental capacity of the second phase of the Concentrator Expansion Project at IOC was delivered with the commissioning of the additional ball mill.

2015 shipping and production guidance

Rio Tinto expects 2015 global shipments to be approaching 350 million tonnes (100 per cent basis) from its operations in Australia and Canada. Pilbara mines will balance brownfield production with further inventory draw-down throughout the year. Shipments and production are each subject to weather conditions and other factors.

Aluminium

	2014	2013	Change
Production (Rio Tinto share)[1]
Bauxite (000 tonnes)	41,871	43,204	-3%
Alumina (000 tonnes)	7,458	7,037	+6%
Aluminium (000 tonnes)	3,361	3,383	-1%

Gross sales revenue (US$ millions)	12,123	12,463	-3%
Underlying EBITDA (US$ millions)	2,930	1,894	+55%
Underlying earnings (US$ millions)	1,248	557	+124%
Net cash generated from operating activities (US$ millions)	2,550	1,696	+50%
Capital expenditure (US$ millions)	2,021	2,226	-9%

12013 share of production numbers exclude production from asset divestments completed in 2013.

The Gove alumina refinery is on care and maintenance and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group’s underlying earnings of $1,248 million increased 124 per cent in 2014, with EBITDA margins improving to 29 per cent for integrated operations. The main drivers of this strong performance were continued momentum from cost reduction and productivity improvement initiatives, a further rise in regional market and product premiums and the beneficial impact of weaker Australian and Canadian currencies.

The Aluminium group’s focused efforts on cost savings have now delivered pre-tax cash cost improvements of $806 million in 2014 and 2013 compared with the 2012 base. The combination of improved EBITDA and reduced working capital levels also delivered strong operating cash flow in 2014, which increased 50 per cent to $2,550 million and generated positive free cash flow.

In December 2014, Rio Tinto’s aluminium group set out a new strategy focused around cash generation from its first quartile smelters and market-paced growth from its industry-leading bauxite position. While the alumina division remains essential to provide the group’s modern, low-cost smelters with competitive security of supply, the focus in 2015 will be on driving productivity improvements and lowering costs to maximise value from these assets. Ramping up the Yarwun refinery to its 3.4 million tonnes per annum nameplate capacity during the second half of 2015 will be a critical component of this goal.

Markets

The 2014 cash LME aluminium price averaged $1,867 per tonne, an increase of one per cent on 2013. Regional market premiums for aluminium reached record levels in the latter part of the year and are expected to remain strong in the near term. With growing demand and tight physical markets, LME inventories have begun to decline. Much of the remaining inventory continues to be tied up in financing deals due to higher forward prices and low interest rates.

Value-added products represented 62 per cent of primary metal produced in 2014, generating attractive product premiums. Overall, the group achieved an average realised aluminium price of $2,395 per tonne in 2014 compared with $2,249 per tonne in 2013.

Bauxite prices remain strong, underpinned by growing demand and the ongoing Indonesian bauxite export ban. Third party bauxite sales increased four per cent during 2014 to 23.3 million tonnes (2013: 22.4 million tonnes).

Operations

Bauxite underlying earnings increased by 14 per cent to $429 million in 2014, boosted by a rise in third party sales and stronger pricing. The Weipa mine in Australia delivered another strong performance, comparable to that achieved in 2013 and the Sangaredi mine in Guinea achieved record production. Gove shifted to bauxite exports following the curtailment of the refinery in May 2014. Exports from Gove are currently infrastructure-constrained at around six million tonnes per annum but are expected to ramp up towards an eight million tonnes per annum run-rate towards the end of 2015, as these constraints are addressed. As a result, 2014 global bauxite production was marginally lower than 2013.

The alumina division recorded a loss of $209 million, which represented a 21 per cent improvement on 2013, attributable to volume gains and cost improvements. Alumina production was up by six per cent compared with 2013 reflecting stronger production across all refineries, in particular Yarwun which continued to ramp up. As a result of productivity improvements, three of the four refineries achieved production records in 2014.

Primary Metal increased earnings by 215 per cent to $629 million while earnings from the Pacific Aluminium smelters rose by 131 per cent to $291 million. All regions benefited from the record product and market premiums and continued to realise significant benefits from their cost saving programmes. Aluminium production was broadly in line with 2013, with production from the new AP60 plant and capacity creep across the smelter portfolio offsetting the closure of Shawinigan in November 2013 and the partial shutdown at Kitimat in preparation for the commissioning of the modernised smelter. Eight smelters, representing 54 per cent of 2014 production volumes, achieved annual production records.

Further actions were taken in 2014 to streamline the portfolio, with the completion of the sales of the Aluminium group’s interests in the SØRAL smelter in Norway in October and the Alucam smelter in Cameroon in December.

New projects and growth options

The Kitimat Modernisation Project is proceeding in line with revised plan with first production expected towards the end of the first half of 2015 and full capacity of 420 thousand tonnes expected to be reached in the first half of 2016.

Aligned to the Aluminium group’s bauxite growth strategy, the South of Embley project, a 22.8 Mt/a, tier one investment opportunity in Cape York, Queensland, with mining costs expected to be in the first quartile, continues under evaluation. Required regulatory permits are in place and the project is in an advanced stage of study.

2015 production guidance

Rio Tinto’s share of bauxite, alumina and aluminium production for 2015 is expected to be 43 million tonnes, 8.0 million tonnes and 3.3 million tonnes, respectively.

Copper

	2014	2013	Change
Production (Rio Tinto share)[1]
Mined copper (000 tonnes)	603.1	579.4	+4%
Refined copper (000 tonnes)	294.6	285.2	+3%
Mined molybdenum (000 tonnes)	11.5	5.7	+100%
Mined gold (000 oz)	487	288	+69%
Refined gold (000 oz)	252	192	+31%

Gross sales revenue (US$ millions)	6,282	5,916	+6%
Underlying EBITDA (US$ millions)	2,336	1,750	+33%
Underlying earnings (US$ millions)	912	821	+11%
Net cash generated from operating activities (US$ millions)[2]	1,701	379	+349%
Capital expenditure – excluding EAUs (US$ millions)	1,011	1,866	-46%

12013 share of production numbers exclude production from asset divestments completed in 2013.

2Net cash generated from operating activities excludes the operating cash flows from equity accounted units (Escondida) but includes dividends from equity accounted units.

Performance

The Copper group’s underlying earnings of $912 million were 11 per cent higher than 2013 and 25 per cent higher than 2013 when adjusted for movements in prices and exchange rates and the impact of a write-down of the carrying value of an exploration property in 2013. This strong performance reflected increased gold and molybdenum volumes at Kennecott Utah Copper (KUC) following the recovery from the pit wall slide in April 2013, the ramp up of Oyu Tolgoi, delivery of further cash cost savings and lower exploration and evaluation spend.

Pre-tax cash cost improvements in the Copper group have now delivered $923 million of savings in 2014 and 2013 compared with the 2012 base, with KUC being the major contributor following significant improvements in efficiencies.

Net cash generated from operating activities of $1,701 million was 349 per cent higher than 2013 due to recovery at KUC and the ramp-up of operations and sales at Oyu Tolgoi. The rate of customer collections at Oyu Tolgoi accelerated in 2014, sales exceeded production and product inventories returned to normal levels by the end of 2014.

Further good progress was made in 2014 on simplifying the portfolio. In addition to the $1.8 billion of divestments in 2013, the Copper group announced:

•	In April 2014, a gifting of its 19.1 per cent shareholding in Northern Dynasty Minerals Ltd, owner of the Pebble Project, to two local Alaskan charitable foundations.
•	In July 2014, the completion of the divestment of its interest in the Sulawesi nickel project in Indonesia.
•	In July 2014, that Turquoise Hill Resources Ltd. signed a sale and purchase agreement with National United Resources Holdings Limited (NUR) for the sale of a 29.95 per cent interest in South Gobi Resources Ltd. This agreement was amended in December 2014, and following the announcement of a private placement of common shares by South Gobi Resources and issuance of shares to China Investment Corporation under its convertible debenture agreement, the sale to NUR now represents a 25.65 per cent stake with the closing date extended to 30 April 2015.
•	In August 2014, that it was reviewing all options for its 53.83 per cent stake in Bougainville Copper Limited.

Markets

Average prices in 2014 were generally lower than 2013. Copper declined seven per cent to 310 cents per pound and gold decreased ten per cent to $1,266 per ounce while molybdenum increased four per cent to $11.7 per pound.

The total impact of price changes on the Copper group, including the effects of provisional pricing movements, resulted in a decrease in underlying earnings of $244 million compared with 2013.

At 31 December 2014, the Copper group had an estimated 331 million pounds of copper sales that were provisionally priced at 288 cents per pound. The final price of these sales will be determined during the first half of 2015. This compares with 254 million pounds of open shipments at 31 December 2013, provisionally priced at 333 cents per pound.

Operations

Mined copper production for the year was four per cent higher than 2013, driven by the sustained ramp-up at Oyu Tolgoi. This ramp-up, along with higher grades at both Oyu Tolgoi and KUC, resulted in a 69 per cent increase in mined gold production over 2013. Refined copper production in 2014 was three per cent higher than in 2013 despite the planned 65-day smelter shutdown at KUC that started in September 2014 and was completed during the fourth quarter.

At KUC, mined copper production for 2014 was comparable to 2013, despite lower grade and throughput as mine production was aligned to smelter requirements during its planned shutdown. An acceleration of de-watering activities and further unloading of the east wall occurred during this period in order to mitigate geotechnical risks. Mined gold for the year was 26 per cent higher than 2013 principally due to higher grades while mined molybdenum was 100 per cent higher than 2013 due to higher grades and improved recovery rates.

At Escondida, increased mill throughput in 2014 and increased ore stacked for leaching resulted in copper production being in line with 2013, despite lower grades.

At Oyu Tolgoi, Rio Tinto’s share of production of copper and gold in concentrates increased to 50 thousand tonnes and 197 thousand ounces, respectively, attributable to higher grades, increased throughput and a full year of production. Customer collections of concentrate from the Chinese bonded warehouse exceeded production in 2014 and resulted in product inventories returning to normal levels.

New projects and growth options

Growth opportunities in the portfolio are centred on value-accretive development options at Resolution and La Granja and the second stage development at Oyu Tolgoi, which requires the resolution of all outstanding shareholder issues, the finalisation and approval of the feasibility study by all shareholders including the Government of Mongolia, the agreement of a comprehensive funding plan including project finance and the receipt of all relevant permits before further investment will be undertaken.

2015 production guidance

Rio Tinto expects its share of mined copper production to be between 500,000 and 535,000 tonnes and refined copper production to be between 190,000 and 220,000 tonnes.

Energy

	2014	2013	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	7,471	8,214	-9%
Semi-soft coking coal (000 tonnes)	3,213	3,859	-17%
Thermal coal (000 tonnes)	21,886	22,975	-5%
Uranium (000 lbs)	4,089	8,105	-50%

Gross sales revenue (US$ millions)	4,308	5,454	-21%
Underlying EBITDA (US$ millions)	251	906	-72%
Underlying (loss) / earnings (US$ millions)	(210)	33	na
Net cash generated from operating activities (US$ millions)	355	919	-61%
Capital expenditure (US$ millions)	224	732	-69%

Performance

The Energy group’s underlying loss of $210 million compared with underlying earnings of $33 million in 2013. Annual site production records at Hail Creek, Hunter Valley Operations and Bengalla, driven by significant productivity gains, cost improvements and benefits from a weaker Australian dollar, were more than offset by lower prices, which reduced earnings by $434 million, and lower uranium production.

Energy continued to focus on positioning its assets further down the cost curve through a range of cost, productivity and revenue enhancements. An aggressive programme of cost and productivity improvements delivered $795 million of pre-tax cash savings in 2014 and 2013 compared with 2012, contributing to the product group’s cash flow generation in 2014.

Capital expenditure reduced by 69 per cent to $224 million in 2014, following the completion of the Kestrel mine extension and a continued focus on reducing sustaining capital.

Markets

In 2014 thermal and coking coal prices continued the declining trend that began in 2011 following recovery from the global financial crisis, reaching five and seven year lows, respectively. This low price environment resulted in a large share of industry production being cash negative, and the closure of some higher cost Australian mines. Despite this, there was an increase in Australian coal exports during the year. Demand for Rio Tinto’s high quality products from the major markets of Japan, Korea and Taiwan remained strong.

The second half of 2014 saw uranium spot price volatility and an increase in the long-term price indicator.

Operations

Significant productivity gains across the Australian coal business delivered annual site production records at Hail Creek, Hunter Valley Operations and Bengalla. Excluding production from Clermont and Rio Tinto Coal Mozambique which were divested during the year, thermal coal production increased by 15 per cent (2.5 million tonnes) in 2014 compared with 2013.

Semi-soft production was 17 per cent lower in 2014 compared with 2013, reflecting operational flexibility to adjust the production mix in the Hunter Valley and maximise margins.

Excluding production from Rio Tinto Coal Mozambique, full year hard coking coal production was eight per cent lower than in 2013. This was due to Hail Creek prioritising the production of thermal coal from a processing plant by-product stream to deliver increased margins in the current price environment, and Kestrel ramping up the new South longwall following the completion of mining at Kestrel North in the first quarter of 2014.

On 29 May 2014, Rio Tinto completed the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal Pty Ltd, a company jointly owned by Glencore and Sumitomo Corporation, for US$1,015 million.

On 7 October 2014, Rio Tinto completed the sale of the Benga coal mine and other projects in the Tete province of Mozambique, to International Coal Ventures Private Limited for $50 million (before net debt and working capital adjustments).

Uranium production was 50 per cent lower than in 2013. At Energy Resources of Australia (ERA), processing operations recommenced in June 2014 following the failure of a leach tank in December 2013. Production at Rössing declined largely as a result of operational changes made in response to current market conditions.

New projects and growth options

The Energy group’s premium coal assets in Australia’s Hunter Valley present a number of low-capital, high quality growth options. The Mount Pleasant and ERA’s Ranger 3 Deeps projects are in pre-feasibility study.

2015 production guidance

In 2015, Rio Tinto expects its share of thermal, semi-soft and hard coking coal production to be 18.5 million tonnes, 3.2 million tonnes and 7.6 million tonnes, respectively.

Rio Tinto’s share of uranium production is expected to be between 5.0 and 6.0 million pounds.

Diamonds & Minerals

	2014	2013	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	1,443	1,622	-11%
Borates (000 tonnes)	508	495	+3%
Diamonds (000 carats)	13,872	16,027	-13%
Salt (000 tonnes)	6,793	6,728	+1%

Gross sales revenue (US$ millions)	4,150	4,193	-1%
Underlying EBITDA (US$ millions)	1,144	1,085	+5%
Underlying earnings (US$ millions)	401	350	+15%
Underlying earnings pre-Simandou (US$ millions)	456	393	+16%
Net cash generated from operating activities (US$ millions)	1,201	842	+43%
Capital expenditure (US$ millions)	508	1,009	-50%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Diamonds & Minerals group’s underlying earnings of $401 million were 15 per cent higher than 2013, or 16 per cent higher excluding the Simandou exploration and evaluation expenditure. This reflected favourable exchange rates, higher diamond prices, lower exploration and evaluation costs, cash cost improvements and higher sales volumes of titanium dioxide feedstock, borates and zircon. These gains were partly offset by lower prices for titanium dioxide feedstocks, borates and zircon. In absolute terms, cash operating costs were $223 million lower than in 2013 including a $152 million benefit from exchange rate movements.

Net cash generated from operating activities of $1,201 million, which was 43 per cent higher than 2013, was enhanced by tight control over working capital which freed up $223 million of cash.

Capital expenditure declined by $501 million, or 50 per cent, following lower spend on Simandou and the Argyle underground mine, the completion of the modified direct dissolving of kernite (MDDK) process plant at Boron and a reduction in sustaining capital expenditure at Rio Tinto Iron & Titanium.

Markets

The market for titanium dioxide and zircon has shown signs of stabilisation as industry-wide inventories have continued their return towards historical levels.

Demand for borates has been stable, with a modest increase in 2014 primarily due to higher demand from agriculture and from the US housing industry.

During 2014, industry diamond prices moved up by six per cent. The medium to long-term fundamentals for the diamond industry remain positive and are expected to support sustainable future price growth. The global mineral resource base is steadily declining, compounded by limited exploration investment and success, and expected reductions in supply over the medium to longer term.

Operations

Titanium dioxide feedstock production was 11 per cent lower than in 2013 as output continued to be optimised to align with market demand.

2014 borates production was three per cent higher than in 2013 in response to higher sales demand and the commissioning of the new MDDK process plant during the year.

Diamonds production decreased 13 per cent year on year. Lower carats recovered at Argyle reflected the move from open pit to underground mining, the processing of lower grades as underground production ramped up and a maintenance shutdown during the fourth quarter impacting both underground crushers. Diavik’s production was in line with 2013, with improved mining rates and processing plant improvements offset by the impact of lower grades.

Salt production was broadly in line with 2013.

New projects and growth options

Work continued on the feasibility study for the Zulti South mine expansion at RBM, which is expected to maintain the low cost RBM smelter capacity post 2017. If the project is approved in 2015, commissioning is scheduled for 2017.

The Argyle underground mine remains on track to reach full capacity in 2015, with the second crusher commissioned in July 2014.

On 27 November 2014, Rio Tinto approved the development of the A21 pipe at Diavik. This development will provide an important source of incremental supply to maintain existing production levels. A21 is estimated to cost $350 million (Rio Tinto share $210 million) with first production expected in 2018.

On 26 May 2014, Rio Tinto and its partners, Chinalco and the International Finance Corporation, signed the Investment Framework with the Government of Guinea for the development of the Simandou iron ore project. This provides the legal and commercial foundation for the project and formally separates the infrastructure from the mine development. The Investment Framework was approved for ratification by the Guinean National Assembly in June 2014, followed by Presidential promulgation and Supreme Court review, and took effect in August 2014. The project partners are continuing to work towards the completion of a bankable feasibility study and the establishment of a funding consortium to build the infrastructure. These two elements will provide the basis for disciplined capital allocation decisions.

2015 production guidance

In 2015, Rio Tinto’s share of production is expected to be 1.4 million tonnes of titanium dioxide feedstocks, 0.5 million tonnes of boric oxide equivalent and 21 million carats of diamonds.

Other Operations

	2014	2013	Change
Production (Rio Tinto share)
Alumina (000 tonnes)	676	2,270	-70%

Gross sales revenue (US$ millions)	241	1,761	-86%
Underlying EBITDA (US$ millions)	(291)	(401)	+27%
Underlying loss (US$ millions)	(243)	(281)	+14%
Capital expenditure (US$ millions)	(56)	278	na

The Gove alumina refinery is reported in Other Operations. The curtailment of production was completed on 28 May 2014 and the refinery has now moved to care and maintenance.

Central exploration

	2014	2013	Change
US$ millions
Central exploration (post-tax)	(151)	(159)	-5%
Divestments	(5)	14	na
Post-tax charge	(156)	(145)	+8%

Central exploration expenditure in 2014 (post divestments and post-tax) resulted in a charge to underlying earnings of $156 million and was eight per cent higher than in 2013.

Price & exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average published price/exchange rate for 2014	$ million impact on 2014 underlying earnings of a 10% change in prices/exchange rates
Iron ore (62% Fe FOB)	$88/t	1,303
Aluminium	$1,867/t	462
Copper	310c/lb	340
Gold	$1,266/oz	46
Thermal coal (average spot)	$71/t	117
Coking coal (benchmark)	$126/t	110
Australian dollar	0.90	753
Canadian dollar	0.91	251
Oil	$101/bbl	100

Capital projects

Rio Tinto has a programme of high-quality projects delivering industry-leading returns across a broad range of commodities.

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Approved capital remaining to be spent from 1 January 2015	Status/Milestones
In production
Iron ore - expansion of the Pilbara mines, ports and railways from 237Mt/a to 290Mt/a. Rio Tinto’s share of total approved capex is $8.4 bn.	$9.8bn	$0.5bn	The integrated mines, rail and ports reached a run-rate of 290Mt/a in mid-May 2014, two months ahead of schedule. The Nammuldi mine expansion was completed and commenced production in the fourth quarter of 2014.
Iron ore - investment to develop the Deposit B ore body at West Angelas in the Pilbara to sustain production levels and enable an expansion from 29 Mt/a to 35 Mt/a. Rio Tinto’s share of capex is $317m.	$0.6bn	$0.1bn	Production commenced in the fourth quarter of 2014, more than one month ahead of schedule. Some non-production related infrastructure remains to be completed in the first quarter of 2015.
Aluminium - modernisation of ISAL smelter in Iceland, including a leading-edge casting facility to produce value-added billet.	$0.5bn	-	The project was completed in the first half of 2014, with an increase in annual production capacity from 190kt to 205kt, of higher value billet.
Copper - development of the Oxide Leach Area Project (OLAP) at Escondida (Rio Tinto 30%), Chile to maintain oxide leaching capacity.	$0.3bn (RT share)	-	The project was completed on revised schedule and on budget following first production in the fourth quarter of 2014.
Ongoing and approved
Iron Ore
Expansion of the Pilbara port, rail and power supply capacity to 360Mt/a. Rio Tinto’s share of total approved capex is $3.5 bn.	$5.9bn	$1.0bn	The phase two expansion to 360Mt/a includes investment in the port, rail and power supply and an investment in autonomous trains.
Investment to extend the life of the Yandicoogina mine in the Pilbara to 2021 and expand its nameplate capacity from 52 Mt/a to 56 Mt/a.	$1.7bn	$0.4bn	Approved in June 2012, the investment includes a wet processing plant to maintain product specification levels and provide a platform for future potential expansion.
Aluminium
Modernisation and expansion of Kitimat smelter in British Columbia, Canada, to increase annual capacity from 280kt to 420kt.	$4.8bn	$1.0bn	First production from the modernisation is expected towards the end of the first half of 2015 with full capacity expected to be reached in the first half of 2016.

Copper
Development of Organic Growth Project 1 (OGP1) at Escondida (Rio Tinto 30%), Chile, to replace the Los Colorados concentrator with a new 152kt per day plant, allowing access to high grade ore.	$1.3bn (RT share)	$0.2bn (RT share)	Approved in February 2012, OGP1 remains on schedule and on revised budget with initial production expected in the first half of 2015.
Construction of a desalination facility to ensure continued water supply and sustain operations at Escondida (Rio Tinto 30%), Chile.	$1.0bn (RT share)	$0.8bn (RT share)	Approved in July 2013, the project is designed to provide a sustainable supply of water for the new OGP1 copper concentrator. Commissioning is scheduled in 2017.
Grasberg project funding for 2012 to 2016	$0.9bn (RT share)	$0.4bn (RT share)	Investment to continue the pre-production construction of the Grasberg Block Cave, the Deep Mill Level Zone underground mines, and the associated common infrastructure. Rio Tinto’s final share of capital expenditure will in part be influenced by its share of production over the 2012 to 2016 period.
Investment over next four years to extend mine life at Kennecott Utah Copper, US from 2018 to 2030.	$0.7bn	$0.3bn	The project was approved in June 2012. Ore from the south wall push back will be processed through existing mill facilities. The investment is expected to enable production at an average of 180kt of copper, 185koz of gold and 13.8kt of molybdenum a year from 2019 through 2030.
Diamonds & Minerals
Development of A21 pipe at the Diavik Diamond Mine in Canada (Rio Tinto 60%). Rio Tinto’s share of capex is $210m.	$0.35bn	$0.35bn	Approved in November 2014, the development of the A21 pipe is expected to ensure the continuation of existing production levels. First carats are planned for late 2018.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Contacts

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Illtud Harri

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Investor Relations, EMEA/Americas

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Media Relations, Australia/Asia

Ben Mitchell

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Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Group income statement

Years ended 31 December

	2014 US$m	2013 US$m
Continuing operations
Consolidated sales revenue	47,664	51,171
Net operating costs (excluding items shown separately)	(33,910)	(36,104)
Impairment charges net of reversals (a)	(1,062)	(7,315)
Net (losses)/gains on consolidation and disposal of interests in businesses (b)	(563)	787
Exploration and evaluation costs	(747)	(948)
Loss relating to interests in undeveloped projects	(36)	(161)
Operating profit	11,346	7,430
Share of profit after tax of equity accounted units	625	698
Net impairment reversals/(charges) after tax of investments in equity accounted units (a)	589	(216)
Profit before finance items and taxation	12,560	7,912
Finance items
Net exchange losses on external debt and intragroup balances	(1,995)	(3,672)
Net (losses)/gains on derivatives not qualifying for hedge accounting	(46)	59
Finance income	64	82
Finance costs (c)	(649)	(507)
Amortisation of discount	(382)	(369)
	(3,008)	(4,407)
Profit before taxation	9,552	3,505
Taxation	(3,053)	(2,426)
Profit for the year from continuing operations	6,499	1,079
- attributable to owners of Rio Tinto (net earnings)	6,527	3,665
- attributable to non-controlling interests	(28)	(2,586)

Basic earnings per share from continuing operations (d)	353.1c	198.4c
Diluted earnings per share from continuing operations (d)	351.2c	197.3c

Status of financial information

This preliminary announcement does not constitute the Group's full financial statements for 2014. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission. Accordingly, the financial information for 2014 is unaudited and are not statutory accounts within the meaning of Section 434 of the United Kingdom Companies Act 2006.

Financial information for the year to 31 December 2013 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, the impact of fair value hedge accounting on the hedged item and the accounting for post retirement assets and obligations, as filed with the Registrar of Companies.

The Auditors' report on the full financial statements for the year to 31 December 2013 was unqualified and did not contain statements under section 498 (2) (regarding adequacy of accounting records and returns), or under section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Notes to the Group income statement

(a)	Net impairment charges of US$473 million (2013: US$7,531 million) include a post-tax impairment reversal of US$589 million (2013: post-tax impairment charge of US$216 million) relating to the Group’s investments in equity accounted units. The impairment charges for the year ended 31 December 2014 related to the Group’s copper businesses (US$559 million) and a net impairment reversal in the Group’s aluminium businesses of US$86 million.
During the first half of 2014, further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, led to a reduction in the recoverable value of the Kitimat cash-generating unit. Additional capital of US$1.5 billion was approved by the Board in August 2014, taking the total approved capital cost of the project to US$4.8 billion. The reduction in the recoverable amount resulted in a pre-tax impairment charge of US$1,092 million to property, plant and equipment (2013: a pre-tax impairment charge of US$42 million to property, plant and equipment and US$908 million to indefinite-lived intangible assets). Other pre-tax impairment charges during 2014 related to assets in the Aluminium portfolio were US$46 million (2013: US$847 million primarily related to curtailment of the Gove refinery).
The impairment reversal in the Group’s aluminium business was due to significant cost improvements and high regional and product premiums and resulted in a pre-tax impairment reversal of US$635 million recorded against the property, plant and equipment of Tomago, Bell Bay and Gladstone Power Station and a post-tax impairment reversal of US$589 million relating to Boyne Smelters recorded against investments in equity accounted units. The recoverable amount of the assets is greater than the amount at which these assets would have been carried, net of depreciation, had no impairment loss been recognised in prior periods and therefore the impairment reversal is based on the latter amount.
The Group’s copper business impairment charge resulted from a review of the investment case for the Molybdenum Autoclave Process project in Utah, USA which concluded that the project, which has been on care and maintenance since early 2013, will be terminated. The recoverable amount has been determined based on anticipated net disposal proceeds. As a result, a pre-tax impairment charge of US$559 million has been recorded against property, plant and equipment.
The annual review of cash-generating units identified indicators that an impairment loss may have occurred at the Oyu Tolgoi cash-generating unit, primarily as a result of delays in developing the underground mine. The recoverable amount for Oyu Tolgoi was determined by reference to a FVLCD model and exceeded the US$8.2 billion carrying value of the cash-generating unit at 30 September 2014. No further impairment indicators were identified subsequent to the annual testing date. As such, no impairment charge has been recognised in the income statement (2013: pre-tax impairment charge of US$4,716 million in respect of Oyu Tolgoi following the non-cash accounting uplift when these assets were consolidated in 2010).
In addition to the amounts noted above, during the year ended 31 December 2013 a pre-tax impairment charge of US$379 million was recognised against intangible assets, a pre-tax impairment charge of US$426 million was recognised against property, plant and equipment and a post-tax impairment charge of US$216 million was recognised against the Group's investments in equity accounted units.
(b)	Net losses on disposal and consolidation of interests in businesses during 2014 related mainly to the disposal of the Clermont Joint Venture on 29 May 2014 and of Rio Tinto Coal Mozambique on 7 October 2014, totalling US$440 million. Refer to ‘Acquisitions and disposals’ on page 40.
Net gains on disposal and consolidation of interests in businesses during 2013 mainly related to US$590 million from the Group's divestment of its remaining interest in Constellium (formerly Alcan Engineering Products), and US$388 million from the disposal of interests in Northparkes mine.
(c)	Finance costs in the income statement are net of amounts capitalised of US$470 million (2013: US$727 million).

Notes to the Group income statement (continued)

(d)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,848.4 million (2013: 1,847.3 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,413.1 million (2013: 1,411.6 million) and the weighted average number of Rio Tinto Limited shares of 435.4 million (2013: 435.7 million). In 2014, no Rio Tinto Limited shares were held by Rio Tinto plc (2013: nil). The profit figure used in the calculation of basic and diluted earnings per share is based on the profit for the year attributable to owners of Rio Tinto.
For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares, this effect is calculated using the treasury stock method.

Group statement of comprehensive income

Years ended 31 December

	2014 US$m	2013 US$m
Profit for the year from continuing operations	6,499	1,079

Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on post retirement benefit plans (a)	(735)	2,260
Share of other comprehensive losses of equity accounted units, net of tax	–	(1)
Tax relating to components of other comprehensive income	215	(641)
	(520)	1,618

Items that have been/may be reclassified subsequently to profit or loss:
Currency translation adjustment	(2,004)	(2,657)
Currency translation on companies disposed of, transferred to the income statement	53	81
Fair value movements:
– Cash flow hedge (losses)/gains	(48)	195
– Cash flow hedge losses/(gains) transferred to the income statement	55	(92)
– Losses on revaluation of available for sale securities	(36)	(101)
– Gains on revaluation of available for sale securities transferred to the income statement	6	146
Share of other comprehensive loss of equity accounted units, net of tax	(44)	(44)
Tax relating to components of other comprehensive income	(9)	(56)
	(2,027)	(2,528)
Other comprehensive loss for the year, net of tax	(2,547)	(910)
Total comprehensive income for the year	3,952	169
– attributable to owners of Rio Tinto	4,322	3,261
– attributable to non-controlling interests	(370)	(3,092)

(a)	The most significant components of the actuarial (losses)/gains are (i) the impact of changes in the financial assumptions and (ii) the actual return on invested pension assets relative to the assumed return. In relation to the financial assumptions, the average discount rate used for valuing the pension and other post-employment benefit obligations fell during 2014 reflecting the lower yield on corporate bonds.

Group cash flow statement

Years ended 31 December

	2014 US$m	2013 US$m
Cash flows from consolidated operations (a)	18,896	19,531
Dividends from equity accounted units	298	600
Cash flows from operations	19,194	20,131

Net interest paid	(981)	(1,164)
Dividends paid to holders of non-controlling interests in subsidiaries	(309)	(191)
Tax paid	(3,618)	(3,698)
Net cash generated from operating activities	14,286	15,078

Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates	–	4
Disposals of subsidiaries, joint ventures and associates (b)	887	1,896
Purchase of property, plant and equipment and intangible assets	(8,162)	(13,001)
Sales of financial assets	172	224
Purchases of financial assets	(24)	(75)
Other funding of equity accounted units	(117)	(88)
Other investing cash flows (c)	741	94
Cash used in investing activities	(6,503)	(10,946)

Cash flows before financing activities	7,783	4,132

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(3,710)	(3,322)
Proceeds from additional borrowings	442	3,954
Repayment of borrowings	(3,476)	(1,832)
Proceeds from issue of equity to non-controlling interests (d)	1,291	159
Other financing cash flows	17	107
Net cash flow from financing activities	(5,436)	(934)
Effects of exchange rates on cash and cash equivalents	(156)	(261)
Net increase in cash and cash equivalents	2,191	2,937
Opening cash and cash equivalents less overdrafts	10,209	7,272
Closing cash and cash equivalents less overdrafts (e)	12,400	10,209

Group cash flow statement (continued)

(a) Cash flows from consolidated operations
Profit for the year from continuing operations	6,499	1,079
Adjustments for:
– Taxation	3,053	2,426
– Finance items	3,008	4,407
– Share of profit after tax of equity accounted units	(625)	(698)
– Impairment charges net of reversals after tax of investments in equity accounted units	(589)	216
– Net losses/(gains) on disposal and consolidation of interests in businesses	563	(787)
– Impairment charges less reversals	1,062	7,315
– Depreciation and amortisation	4,860	4,791
– Provisions (including exchange differences on provisions)	712	1,449
Utilisation of provisions	(973)	(871)
Utilisation of provision for post-retirement benefits	(296)	(635)
Change in inventories	937	(330)
Change in trade and other receivables	962	84
Change in trade and other payables	(380)	803
Other items	103	282
	18,896	19,531

(b)	Disposals of subsidiaries, joint ventures and associates related primarily to the disposal of the Clermont Joint Venture.
(c)	Other investing cash flows in 2014 mainly relate to the disposal of the Group's St James’s Square properties.
(d)	The most significant movement relates to Turquoise Hill Resources' rights issue at the beginning of 2014, which increased non-controlling interests by US$1,158 million. Refer to the 'Statement of changes in equity' on page 36, and to 'Acquisitions and disposals' on page 40.
(e)	Closing cash and cash equivalents less overdrafts at 31 December 2014 differ from cash and cash equivalents on the balance sheet as they include overdrafts of US$23 million (31 December 2013: US$7 million) reported within 'Borrowings and other financial liabilities'.

Group balance sheet

At 31 December

	2014 US$m	2013 US$m
Non-current assets
Goodwill	1,228	1,349
Intangible assets	5,880	5,421
Property, plant and equipment	68,693	70,827
Investments in equity accounted units	4,868	3,957
Inventories	397	511
Deferred tax assets	3,540	3,555
Trade and other receivables	1,304	2,140
Other financial assets (including tax recoverable and loans to equity accounted units)	792	983
	86,702	88,743
Current assets
Inventories	4,350	5,737
Trade and other receivables	3,623	4,667
Other financial assets (including tax recoverable and loans to equity accounted units)	417	710
Cash and cash equivalents	12,423	10,216
	20,813	21,330
Assets of disposal groups held for sale (a)	312	952
Total assets	107,827	111,025
Current liabilities
Borrowings and other financial liabilities	(2,684)	(3,926)
Trade and other payables	(7,437)	(8,400)
Tax payable	(800)	(1,126)
Provisions including post retirement benefits	(1,299)	(1,738)
	(12,220)	(15,190)
Non-current liabilities
Borrowings and other financial liabilities	(22,535)	(24,625)
Trade and other payables	(871)	(576)
Tax payable	(370)	(468)
Deferred tax liabilities	(3,574)	(4,140)
Provisions including post retirement benefits	(13,303)	(12,343)
	(40,653)	(42,152)
Liabilities of disposal groups held for sale (a)	(360)	(181)
Total liabilities	(53,233)	(57,523)
Net assets	54,594	53,502

Capital and reserves
Share capital (b)
– Rio Tinto plc	230	230
– Rio Tinto Limited	4,535	4,911
Share premium account	4,288	4,269
Other reserves	11,122	12,871
Retained earnings	26,110	23,605
Equity attributable to owners of Rio Tinto	46,285	45,886
Attributable to non-controlling interests	8,309	7,616
Total equity	54,594	53,502

Group balance sheet (continued)

(a)	Assets and liabilities held for sale as at 31 December 2014 comprise Rio Tinto's interests in the Blair Athol coal project and South Gobi Resources Limited.
(b)	At 31 December 2014, Rio Tinto plc had 1,414.1 million ordinary shares on issue and held by the public, and Rio Tinto Limited had 435.8 million shares on issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2014 (31 December 2013: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$21.18 (31 December 2013: US$21.16).

Group statement of changes in equity

Year ended 31 December 2014

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,141	4,269	12,871	23,605	45,886	7,616	53,502
Total comprehensive income for the year (a)	–	–	(1,689)	6,011	4,322	(370)	3,952
Currency translation arising on Rio Tinto Limited's share capital	(376)	–	–	–	(376)	–	(376)
Dividends	–	–	–	(3,710)	(3,710)	(304)	(4,014)
Own shares purchased from Rio Tinto shareholders to satisfy share options	–	–	(129)	(31)	(160)	–	(160)
Treasury shares reissued and other movements	–	19	–	3	22	–	22
Newly consolidated operations	–	–	–	–	–	6	6
Change in equity held by Rio Tinto	–	–	–	36	36	(29)	7
Equity issued to holders of non-controlling interests (b)	–	–	–	–	–	1,291	1,291
Companies no longer consolidated	–	–	–	–	–	(18)	(18)
Employee share options and other IFRS 2 charges taken to the income statement	–	–	69	196	265	117	382
Closing balance	4,765	4,288	11,122	26,110	46,285	8,309	54,594

	Year to 31 December 2014 US$m	Year to 31 December 2013 US$m
Dividends per share: paid during the period	204.5c	178.0c
Dividends per share: proposed in the announcement of the results for the period	119.0c	108.5c

Group statement of changes in equity (continued)

Year ended 31 December 2013

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,945	4,244	14,868	21,496	46,553	11,187	57,740
Total comprehensive income for the year (a)	–	–	(1,984)	5,245	3,261	(3,092)	169
Currency translation arising on Rio Tinto Limited's share capital	(804)	–	–	–	(804)	–	(804)
Dividends	–	–	–	(3,322)	(3,322)	(196)	(3,518)
Own shares purchased from Rio Tinto shareholders to satisfy share options	–	–	(77)	(44)	(121)	–	(121)
Treasury shares reissued and other movements	–	25	–	55	80	–	80
Change in equity held by Rio Tinto	–	–	–	102	102	(78)	24
Equity issued to holders of non-controlling interests	–	–	–	–	–	159	159
Company no longer consolidated	–	–	–	–	–	(369)	(369)
Employee share options and other IFRS 2 charges taken to the income statement	–	–	64	73	137	5	142
Closing balance	5,141	4,269	12,871	23,605	45,886	7,616	53,502

(a)

Refer to the Group statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited share capital.

(b)	Equity issued to holders of non-controlling interests during 2014 includes US$1.2 billion of proceeds from a rights issue by Turquoise Hill Resources Ltd in January 2014.

Reconciliation with Australian Accounting Standards

The financial information in this report has been prepared in accordance with IFRS as defined in the accounting policies notes in this report, which differs in certain respects from the version of International Financial Reporting Standards that is applicable in Australia, referred to as Australian Accounting Standards ('AAS').

Prior to 1 January 2004, the Group's financial statements were prepared in accordance with UK GAAP. Under IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group's UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders' funds under AAS include the residue of such goodwill, which amounted to US$553 million at 31 December 2014 (2013: US$550 million).

Save for the exception described above, the financial information in this report drawn up in accordance with IFRS is consistent with the requirements of AAS.

Consolidated net debt

At 31 December

	2014 US$m	2013 US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(18,055)	(19,192)
Adjustment on currency translation	1,039	2,051
Exchange losses charged to the income statement	(1,070)	(2,120)
Cash movements excluding exchange movements	5,357	1,076
Other movements	234	130
Closing balance	(12,495)	(18,055)

Total borrowings in the balance sheet (b)	(25,075)	(28,460)
Derivatives related to net debt (included in 'Other financial assets/liabilities')	146	173
Equity accounted unit funded balances excluded from net debt (c)	11	16
Adjusted total borrowings	(24,918)	(28,271)
Cash and cash equivalents	12,423	10,216
Consolidated net debt	(12,495)	(18,055)

(a)	Consolidated net debt is stated net of the impact of certain funding arrangements between equity accounted units and partially owned subsidiaries (equity accounted unit funded balances). This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an equity accounted unit by the Group and subsequently on lent by the equity accounted unit to a consolidated Group subsidiary.
(b)	Total borrowings are combined with other current financial liabilities of US$20 million (31 December 2013: US$10 million) and non-current financial liabilities of US$124 million (31 December 2013: US$81 million) in the balance sheet.
(c)	Equity accounted unit funded balances are defined as amounts owed by partially owned subsidiaries to equity accounted units, where such funding was provided to the equity accounted unit by the Group.

Geographical analysis (by destination)

Years ended 31 December

	2014%	2013%	2014 US$m	2013 US$m
Gross sales revenue by destination (a)
China	38.2	35.4	19,101	19,331
Japan	15.4	16.1	7,719	8,770
Other Asia	15.8	15.2	7,913	8,313
United States of America	12.9	13.1	6,439	7,142
Other Europe (excluding United Kingdom)	8.8	10.2	4,407	5,552
Canada	2.8	2.3	1,421	1,276
Australia	2.2	2.0	1,114	1,114
United Kingdom	1.0	1.1	481	617
Other	2.9	4.6	1,446	2,460
Total	100.0	100.0	50,041	54,575
Share of equity accounted units' sales			(2,377)	(3,404)
Consolidated sales revenue			47,664	51,171

(a)	Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by business unit on page 10). Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

Prima facie tax reconciliation

Years ended 31 December

	2014 US$m	2013 US$m
Profit before taxation	9,552	3,505
Deduct: share of profit after tax of equity accounted units	(625)	(698)
(Deduct)/add: (Impairment reversal)/impairment after tax of investments in equity accounted units (a)	(589)	216
Parent companies', subsidiaries', and joint operations' profit before tax	8,338	3,023

Prima facie tax payable at UK rate of 21 per cent (2013: 23 per cent)	1,751	695
Higher rate of taxation on Australian earnings	1,038	1,411
Impact of items excluded in arriving at Underlying earnings
– Impairment charges, net of reversals	(112)	135
– Gains and losses on disposal and consolidation of businesses	(85)	(199)
– Foreign exchange on excluded finance items	231	77
– Impact of tax law changes on recognition of deferred tax assets (b)	401	–
– Other exclusions	(35)	(7)
Impact of changes in tax rates and laws	(11)	12
Other tax rates applicable outside the UK and Australia	5	(63)
Resource depletion and other depreciation allowances	(121)	(103)
Research, development and other investment allowances	(34)	(49)
Recognition of previously unrecognised deferred tax assets	(106)	–
Unrecognised current year operating losses	73	339
Other items (c)	58	178
Total taxation charge (d)	3,053	2,426

Prima facie tax reconciliation (continued)

(a)	Impairment in investments in equity accounted units is net of a tax charge of US$252 million for the year ended 31 December 2014 (31 December 2013: tax credit of US$14 million).
(b)	The remaining Minerals Resource Rent Tax (MRRT) starting base deferred tax asset was derecognised on repeal of the tax in Australia, effective 30 September 2014.
(c)	Other items include various adjustments to provisions for taxation of prior periods.
(d)	This tax reconciliation relates to the Group's parent companies, subsidiaries and joint operations. The Group's share of profit of equity accounted units is net of tax charges of US$404 million (31 December 2013: US$478 million).

Acquisitions and Disposals

2014 and 2013 Acquisitions

There were no material acquisitions during the years ended 31 December 2014 and 2013.

2014 Disposals

Significant divestments and disposals of interests in businesses during the year ended 31 December 2014 are summarised below.

On 29 May 2014, Rio Tinto completed the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal for US$1,015 million (before finalisation of net debt and working capital adjustments). The net assets and liabilities of Clermont were included within assets and liabilities of disposal groups held for sale in the balance sheet at 31 December 2013.

On 7 October 2014, Rio Tinto completed the sale of Rio Tinto Coal Mozambique, which comprises the Benga coal mine and other projects in the Tete province of Mozambique, to International Coal Ventures Private Limited for US$50 million (before net debt and working capital adjustments).

Rio Tinto completed the sale of its 50 per cent interest in Søral to Hydro Aluminium ASA on 31 October 2014 and the sale of its 46.67 per cent interest in Alucam to the Government of Cameroon on 31 December 2014.

Disposals in the cash flow statement are presented net of cash on disposal and after adjusting for working capital and other items as specified under the sale agreements.

2013 Disposals

During 2013 Rio Tinto disposed of: its 36.6 per cent holding in Constellium (formerly Alcan Engineered Products); its 100 per cent interest in the Eagle nickel-copper project; its 57.7 per cent interest in Palabora Mining Company; and its 80 per cent interest in Northparkes Mine. In addition, Turquoise Hill Resources Ltd, a 50.8 per cent owned subsidiary of Rio Tinto, completed the sale of its 57 per cent interest in Inova Resources Limited and its 50 per cent interest in Altynalmas Gold.

Events after the balance sheet date

No events were identified after the balance sheet date which could be expected to have a material impact on the consolidated preliminary financial information included in this report.

Accounting policies

The financial information included in this report has been prepared in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 9 January 2015, Article 4 of the European Union IAS regulation and, with:

–	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRIC) both as adopted by the European Union (EU) and which were mandatory for EU reporting for the year ended 31 December 2014;
–	IFRIC 21 ‘Levies’ which has been adopted by the EU and is mandatory for the year ending 31 December 2015 for EU reporting and is available for early adoption; and
–	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRIC) which were mandatory for the year ended 31 December 2014.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report. The Group has not early adopted any other amendments, standards or interpretations that have been issued but are not yet mandatory.

The financial information has been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2013 except for the implementation of IFRIC 21 and a number of minor amendments issued by the IASB which applied for the first time in 2014. These new pronouncements do not have a significant impact on the accounting policies, methods of computation or presentation applied by the Group and therefore prior period financial information has not been restated.

Summary financial data in Australian dollars,
Sterling and US dollars

2014 A$m	2013 A$m	2014 £m	2013 £m		2014 US$m	2013 US$m

55,430	56,353	30,367	34,882	Gross sales revenue	50,041	54,575

52,797	52,838	28,925	32,706	Consolidated sales revenue	47,664	51,171

10,581	3,619	5,797	2,240	Profit before tax from continuing operations	9,552	3,505

7,199	1,114	3,944	690	Profit for the year from continuing operations	6,499	1,079

				Net earnings attributable to
7,230	3,784	3,961	2,342	Rio Tinto shareholders	6,527	3,665

10,307	10,550	5,647	6,530	Underlying earnings (a)	9,305	10,217

391.1c	204.9c	214.3p	126.8p	Basic earnings per ordinary share from continuing operations (b)	353.1c	198.4c
557.6c	571.1c	305.5p	353.5p	Basic Underlying earnings per ordinary share (a), (b)	503.4c	553.1c

				Dividends per share to Rio Tinto shareholders (c)
223.23c	184.67c	122.72p	114.62p	- paid	204.5c	178.0c
152.98c	120.14c	77.98p	65.82p	- proposed final dividend	119.0c	108.5c

8,621	4,267	4,723	2,641	Cash flow before financing activities	7,783	4,132

(15,243)	(20,240)	(8,026)	(10,929)	Net debt	(12,495)	(18,055)

56,463	51,438	29,729	27,775	Equity attributable to owners of Rio Tinto	46,285	45,886

(a)	Underlying earnings exclude net impairment and other charges of US$2,778 million (31 December 2013: US$6,552 million).
(b)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options on issue.
(c)	Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Metal prices and exchange rates

2014			2013	Increase/ (Decrease)

Metal prices – average for the year
Copper	- US cents/lb	310c	333c	(7%)
Aluminium	- US$/tonne	US$1,867	US$1,845	1%
Gold	- US$/troy oz	US$1,266	US$1,410	(10%)

Average exchange rates against the US$
Sterling		1.65	1.56	5%
Australian dollar		0.90	0.97	(7%)
Canadian dollar		0.91	0.97	(7%)
Euro		1.33	1.33	(0%)
South African rand		0.092	0.104	(12%)

Year end exchange rates against the US$
Sterling		1.56	1.65	(6%)
Australian dollar		0.82	0.89	(8%)
Canadian dollar		0.86	0.94	(8%)
Euro		1.22	1.38	(12%)
South African rand		0.086	0.096	(10%)

Reconciliation of Net earnings to Underlying earnings

Exclusions from Underlying earnings	Pre-tax 2014 US$m	Taxation 2014 US$m	Non- controlling interests 2014 US$m	Net amount 2014 US$m	Net amount 2013 US$m
Impairment charges (a)	(1,697)	510	–	(1,187)	(3,428)
Impairment reversals (b)	1,224	(175)	–	1,049	–
Net (losses)/gains on consolidation and disposal of interests in businesses (c)	(563)	203	11	(349)	847
Exchange and derivative (losses)/gains:
– Exchange losses on US dollar net debt and intragroup balances (d)	(1,997)	164	(25)	(1,858)	(2,929)
– (Losses)/gains on currency derivatives not qualifying for hedge accounting (e)	(39)	14	3	(22)	2
– Gains on commodity derivatives not qualifying for hedge accounting (f)	15	15	–	30	196

Write off of deferred tax asset following the MRRT repeal	–	(401)	39	(362)	–
Gain on disposal of the Group's St James's Square properties	341	15	–	356	–
Simandou IFRS 2 charge (g)	(230)	–	114	(116)	–
Restructuring costs including global headcount reductions	(123)	37	4	(82)	(367)
Kennecott Utah Copper (h)	–	–	–	–	(283)
Clermont/Blair Athol (i)	–	–	–	–	(173)
Deferred tax asset write off	–	–	–	–	(114)
Other exclusions (j)	(263)	41	(15)	(237)	(303)
Total excluded from Underlying earnings	(3,332)	423	131	(2,778)	(6,552)
Net earnings	9,552	(3,053)	28	6,527	3,665
Underlying earnings	12,884	(3,476)	(103)	9,305	10,217

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to owners of Rio Tinto. Exclusions from Underlying earnings relating to equity accounted units are stated after tax and amounts attributable to holders of non-controlling interest (NCIs). Exclusions from Underlying earnings net of tax relating to equity accounted units are included in the column 'Pre-tax'. Items (a) to (j) below are excluded from Net earnings in arriving at Underlying earnings.

Reconciliation of Net earnings to Underlying earnings (continued)

(a)	Charges relating to impairment of goodwill and other non-current assets. The impairment charges for the year ended 31 December 2014 related to the Group’s copper businesses, US$559 million and the Group’s aluminium businesses, US$1,138 million.
During the first half of 2014, further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, led to a reduction in the recoverable value of the Kitimat cash-generating unit. Additional capital of US$1.5 billion was approved by the Board in August 2014, taking the total approved capital cost of the project to US$4.8 billion. The reduction in the recoverable amount resulted in a pre-tax impairment charge of US$1,092 million to property, plant and equipment (2013: a pre-tax impairment charge of US$42 million to property, plant and equipment and US$908 million to indefinite-lived intangible assets). Other pre-tax impairment charges during 2014 related to assets in the Aluminium portfolio were US$46 million (2013: US$847 million primarily related to curtailment of the Gove refinery).
The Group’s copper business impairment charge resulted from a review of the investment case for the Molybdenum Autoclave Process project in Utah, USA which concluded that the project, which has been on care and maintenance since early 2013, will be terminated. The recoverable amount has been determined based on anticipated net disposal proceeds. As a result, a pre-tax impairment charge of US$559 million has been recorded against property, plant and equipment.
The annual review of cash-generating units identified indicators that an impairment loss may have occurred at the Oyu Tolgoi cash-generating unit, primarily as a result of delays in developing the underground mine. The recoverable amount for Oyu Tolgoi was determined by reference to a FVLCD model and exceeded the US$8.2 billion carrying value of the cash-generating unit at 30 September 2014. No further impairment indicators were identified subsequent to the annual testing date. As such, no impairment charge has been recognised in the income statement (2013: pre-tax impairment charge of US$4,716 million).
In addition to the amounts noted above, during the year ended 31 December 2013 a pre-tax impairment charge of US$379 million was recognised against intangible assets, a pre-tax impairment charge of US$426 million was recognised against property, plant and equipment and a post-tax impairment charge of US$216 million was recognised against the Group's investments in equity accounted units.
(b)	Reversal of previously booked impairments on other non-current assets in the Group's aluminium business, due to significant cost improvements and high regional and product premiums, resulting in a pre-tax impairment reversal of US$635 million recorded against the property, plant and equipment of Tomago, Bell Bay and Gladstone Power Station and a post-tax impairment reversal of US$589 million relating to Boyne Smelters recorded against investments in equity accounted units. The recoverable amount of the assets is greater than the amount at which these assets would have been carried, net of depreciation, had no impairment loss been recognised in prior periods and therefore the impairment reversal is based on the latter amount.

(c)Net losses on disposal and consolidation of interests in businesses during 2014 mainly relate to the Group’s divestment of Rio Tinto Coal Mozambique, the Clermont Joint Venture and the transfer of Alucam to the Government of Cameroon.

Net gains on disposal and consolidation of interests in businesses during 2013 mainly related to US$590 million from the Group’s divestment of its remaining interest in Constellium (formerly Alcan Engineering Products), and US$388 million from the disposal of interest in the Northparkes mine.
(d)	Net exchange losses in 2014 comprise post-tax foreign exchange losses of US$791 million on US dollar denominated net debt in non-US dollar functional currency companies (on borrowings of approximately US$25.1 billion), and US$1,067 million losses on intragroup balances, as the Australian dollar, Canadian dollar and the Euro all weakened against the US dollar.
(e)	Valuation changes on currency derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

Reconciliation of Net earnings to Underlying earnings (continued)

(g)	A pre-tax charge of US$230 million before non-controlling interests, calculated in accordance with IFRS 2 'Share-based Payment', which reflects the discount to an estimate of fair value at which shares are transferrable to the Government of Guinea under the Investment Framework, ratified on 26 May 2014.
(h)	On 10 April 2013, Kennecott Utah Copper, Bingham Canyon mine experienced a slide along a geological fault line of its north-eastern wall. Charges relating to the slide, which have been excluded from underlying earnings, primarily comprise the write-off of certain deferred stripping assets and damaged equipment. Adjustments for settlement of insurance claims have been made to the amount excluded from underlying earnings, and will continue as insurance claims are settled.

(i) Adjustments in relation to Clermont and Blair Athol arose in 2013 following reclassification to disposal groups held for sale, and reflect contractual obligations for product sales and funding of closure activities, which will remain with the Group following completion of the divestments.

(j)	Other credits and charges that, individually, or in aggregate, if of similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2014, other exclusions include adjustments relating to the five year community support package for Nhulunbuy area and community following the Gove refinery curtailment. In 2013, other exclusions included adjustments relating to inventory sold by Richards Bay Minerals during the period, which had been recognised at fair value on initial consolidation in 2012.

Availability of this report

This report is available on the Rio Tinto website (www.riotinto.com).